

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 1, 2021

Githesh Ramamurthy
Chief Executive Officer and Chairman of the Board of Directors
CCC Intelligent Solutions Holdings Inc.
222 Merchandise Mart Plaza Suite 900
Chicago, IL 60654

> **Re: CCC Intelligent Solutions Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed August 27, 2021**
> **File No. 333-259142**

Dear Mr. Ramamurthy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Wray, Staff Attorney, at 202-551-3483 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ross M. Leff